May 30, 2019

Christopher Farrar
Chief Executive Officer
Velocity Financial, LLC
30699 Russell Ranch Road
Suite 295
Westlake Village, CA 91362

       Re: Velocity Financial, LLC
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 9, 2019
           CIK No. 0001692376

Dear Mr. Farrar:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A submitted on May 9, 2019

Cover Page

1. We note your response to comment 3 of our letter. Please note that we have referred your response to the Division of Investment Management for further review and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review
2. Please revise footnote 4 to clarify that the portfolio yield figure excludes general company expenses, such as cost of funds. Please also tell us, with a view toward disclosure, whether the origination growth figure includes instances where the company refinances
 Christopher Farrar
FirstName LastNameChristopher Farrar
Velocity Financial, LLC
Comapany NameVelocity Financial, LLC
May 30, 2019
May 30, 2019 Page 2
Page 2
FirstName LastName
         existing loans.
Risk Factors, page 18

3. We note your response to comment 9 of our letter. We note that there is no minimum credit score that a potential borrower must have in order to obtain a loan. Please tell us what consideration you gave to including risk factor disclosure addressing related risks.
We use leverage in executing our business strategy..., page 22

4. We note your response to comment 4 of our letter. In response to our comment, you state that two warehouse repurchase facilities include financial covenants limiting your ability to leverage your assets. Please quantify the maximum debt-to-net-worth ratio contained in your repurchase facilities. Please also clarify if there is any limit on the amount of leverage you may incur in your corporate documents.
Dilution, page 50

5. Please clarify that the historical pro forma net tangible book value per share as of
         December 31, 2018, after giving effect to the Conversion but before giving effect to this offering, includes the restricted shares of common stock that will be issued upon conversion of Class B units, as described on page 133. In this regard,
Item 506 of
         Regulation S-K requires a comparison of the public offering price and the effective cash cost to officers, directors, promoters, and affiliated persons for shares acquired by them, or that they have a right to acquire. Please also confirm that the common stock to be outstanding upon completion of this offering, as disclosed throughout the prospectus, includes such shares.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
54

6. We note you have identified a material weakness in your internal control over financial reporting. Please revise your Management's Discussion and Analysis of Financial
         Condition and Results of Operations to disclose information surrounding the material weakness identified and to disclose the specific steps you are taking to remediate this material weakness.
Key Performance Metrics, page 66

7. We note your disclosure of pre-tax return on adjusted equity. Please tell us how you determined that a metric that excludes taxes represents a return on adjusted equity.
 Christopher Farrar
Velocity Financial, LLC
May 30, 2019
Page 3
Executive Compensation
Summary Compensation Table, page 139

8. Please provide 3 years of disclosure in the compensation table in accordance with Item
      402(c) of Regulation S-K.
Audited Consolidated Financial Statements, page F-2

9. We note your response to prior comment 11. We believe that the information required by
      Rule 12-29 of Regulation S-X is applicable to your business. Please include Schedule IV in future amendments to your filing.


       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick, Assistant Chief
Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Kim Mcmanus at 202-551-3215 with any other questions.



                                                          Sincerely,

FirstName LastNameChristopher Farrar                      Division of
Corporation Finance
                                                          Office of Real Estate
and
Comapany NameVelocity Financial, LLC
                                                          Commodities
May 30, 2019 Page 3
cc:       Daniel N. Webb, Esq.
FirstName LastName